PRICING SUPPLEMENT	Issuer Free Writing Prospectus Filed Pursuant to Rule 433 Registration Statement No. 333-277631 Dated March 4, 2024

$500,000,000
CoreCivic, Inc.
8.25% Senior Notes due 2029

March 5, 2024

The information in this pricing supplement (this “Pricing Supplement”) supplements CoreCivic, Inc.’s preliminary prospectus supplement dated March 4, 2024 and the accompanying prospectus (the “Preliminary Prospectus Supplement”) and updates and supersedes the information in the Preliminary Prospectus Supplement to the extent inconsistent with the information in the Preliminary Prospectus Supplement. This Pricing Supplement is otherwise qualified in its entirety by reference to the Preliminary Prospectus Supplement and should be read together with the Preliminary Prospectus Supplement (including the documents incorporated by reference therein). Capitalized terms used in this Pricing Supplement but not defined have the meanings given to them in the Preliminary Prospectus Supplement.

Issuer:	CoreCivic, Inc. (the “Issuer”)

Guarantors:	ACS Corrections of Texas, L.L.C.
Avalon Corpus Christi Transitional Center, LLC
Avalon Correctional Services, LLC
Avalon Transitional Center Dallas, LLC
Avalon Tulsa, L.L.C.
Carver Transitional Center, L.L.C.
CCA Health Services, LLC
CCA International, LLC
CCA South Texas, LLC
CoreCivic, LLC
CoreCivic of Tennessee, LLC
CoreCivic Western Operations, LLC
Correctional Alternatives, LLC
Correctional Management, LLC
EP Horizon Management, LLC
Fort Worth Transitional Center, L.L.C.
Green Level Realty LLC
Innovative Government Solutions, LLC
National Offender Management Systems, LLC
Prison Realty Management, LLC
Recovery Monitoring Solutions, LLC
Rocky Mountain Offender Management Systems, LLC
Southern Corrections Systems of Wyoming, L.L.C.
Technical and Business Institute of America, LLC
Thrivur Health, LLC
Time To Change, LLC
TransCor America, LLC
Turley Residential Center, L.L.C.

Title of Securities:	8.250% Senior Notes due 2029 (the “Notes”)

Offering Format:	SEC Registered

Aggregate Principal Amount:	$500,000,000 (Upsized from $450,000,000)

Maturity Date:	April 15, 2029

Issue Price:	100.000%

Coupon:	8.250%

Gross Proceeds:	$500,000,000 (Upsized from $450,000,000)

Interest Payment Dates:	April 15 and October 15 of each year, commencing October 15, 2024

Record Dates:	April 1 and October 1 of each year

Optional Redemption:
At any time prior to April 15, 2026, the Issuer may redeem all or part of the Notes at a “make-whole” redemption price equal to the greater of (1) 100% of the aggregate principal amount of the Notes to be redeemed; and (2) the sum of the present values as of such redemption date of (i) the redemption price of the Notes on April 15, 2026 (set forth in the immediately following paragraph) (ii) the remaining scheduled payments of interest on the Notes to be redeemed through April 15, 2026 (not including any portion of such payments of interest accrued to the date of redemption) discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 50 basis points, plus, in either of the above cases, accrued and unpaid interest, if any, to the redemption date.

On or after April 15, 2026, the Notes are redeemable at the election of the Issuer, in whole or in part, at a redemption price (expressed as percentages of the principal amount thereof) set forth below, plus accrued and unpaid interest, if any, to the redemption date, if redeemed during the 12-month period beginning on April 15 of each of the years indicated below:

	2026:	104.125%
	2027:	102.063%
	2028 and thereafter:	100.000%

Optional Redemption with Equity Proceeds:
Prior to April 15, 2026, the Issuer may, at its option at any time, apply funds equal to the proceeds of one or more equity offerings to redeem up to 40% of the original aggregate principal amount of the notes at a redemption price equal to 108.250% of the aggregate principal amount thereof, plus accrued and unpaid interest, if any, to the redemption date.

Change of Control:	Putable at 101% of aggregate principal amount, plus accrued and unpaid interest.

Trade Date:	March 5, 2024

Settlement Date:	March 12, 2024 (T+5)

Lead Left Underwriter:	Citizens Capital Markets

Joint Bookrunner:	StoneX Financial Inc. FHN Financial Securities Corp.

Co-Manager:	Wedbush Securities Inc. Texas Capital Securities

Use of Proceeds:
The Issuer intends to use the net proceeds from this offering, together with borrowings under the Issuer’s revolving credit facility and cash on hand, to fund the purchase of all of the Issuer’s 8.25% senior unsecured notes due 2026 (the “2026 Notes”) accepted in the concurrent cash tender offer with $593.1 million aggregate principal amount outstanding (the “Tender Offer”) for any and all of the Issuer’s outstanding 2026 Notes and to redeem, in accordance with the terms of the indenture governing the 2026 Notes, any 2026 Notes that remain outstanding after the Tender Offer (the “2026 Notes Redemption”), including the payment of all premiums, accrued interest and costs and expenses in connection with the Tender Offer and 2026 Notes Redemption. The Issuer may use the balance of any remaining proceeds for general corporate purposes.

CUSIP/ISIN Numbers:	21871N AC5 and US21871NAC56

Denominations/Multiple:	$2,000 x $1,000

The Issuer has filed a registration statement (including a prospectus) and a Preliminary Prospectus Supplement, dated March 4, 2024, with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the Preliminary Prospectus Supplement, the accompanying prospectus and the other documents that the Issuer has filed with the SEC for more complete information about the Issuer, the Guarantors, and this offering. You may get these documents, free of charge, by visiting the SEC web site at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the Preliminary Prospectus Supplement and the accompanying prospectus if you request it by contacting Citizens JMP Securities, LLC, Attn: Prospectus Department, or by telephone at (617) 725-5783.

This communication is neither an offer to sell nor a solicitation of an offer to buy any securities, including the 2026 Notes, nor shall it constitute a notice of redemption under the indenture governing the 2026 Notes, nor shall there be any offer, solicitation or sale of the 2026 Notes or any other securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful.

Any disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such disclaimers or other notices were automatically generated as a result of this communication being sent via Bloomberg email or another communication system.